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                                                Filed by: McLeodUSA Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: CapRock Communications Corp.
                                                  Commission File No.: 000-24581

                         [MCLEODUSA LOGO APPEARS HERE]



McLeodUSA Incorporated
McLeodUSA Technology Park
6400 C Street SW, PO Box 3177
Cedar Rapids, IA 52406-3177
Press and Investor Contact: Bryce E. Nemitz mcleodusa_ir@mcleodusa.com
Phone:  (319) 790-7800
FAX: (319) 790-7767

For Immediate Release

            McLeodUSA to Meet or Exceed Current Market Expectations
                For Third Quarter, Fourth Quarter and Year End


(CEDAR RAPIDS, Iowa) -- Oct. 4, 2000 -- Steve Gray, President and COO of McLeodUSA Incorporated (Nasdaq: MCLD), stated that he expects the company will meet or exceed the average of the current market consensus for third quarter, fourth quarter and year end 2000, which would extend the company's record of meeting or exceeding market expectations to 19 consecutive quarters. Gray's comments came during a conference call with investors and financial analysts on Tuesday to discuss the Company's announcement that it will acquire Dallas-based CapRock Communications.

Gray also stated, "As far as our guidance for 2001, including CapRock, our revenue objectives would be between $2.1 and $2.2 billion, which would be a 50% increase over 2000. Our guidance for EBITDA in 2001 is between $225 and $235 million, a 370% improvement over 2000. We would expect capital expenditures to be around $1 billion, and we expect to remain fully funded."

Third quarter results for the period ended September 30 are expected to be announced October 25 after market close with a conference call the following morning.

Note: The 2001 guidance reflects the accounting for future IRUs (indefeasible right of use) utilized by McLeodUSA which recognizes revenue and EBITDA over the life of the IRU.

Analyst / Investor Conference:  Network and Data Strategy
---------------------------------------------------------

McLeodUSA also announced plans to host an Analyst / Investor Conference in Houston on Wednesday, November 8. The presentation will be webcast live; details of the conference location, schedule and webcast will be available the week of October 23 and communicated in a press release. The primary topic at this conference will be the company's rollout plan for its network and data strategy.
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About McLeodUSA
---------------

McLeodUSA provides selected telecommunications services to customers nationwide. Integrated communications including local services are currently available in several Midwest and Rocky Mountain states; long distance and advanced data services are available in all 50 states. McLeodUSA is a facilities-based telecommunications provider with 361 ATM switches, 37 voice switches, nearly 824,000 local lines, and over 9,000 employees. The Company recently expanded its marketplace for advanced data and Internet services to all 50 states through the acquisition of Splitrock Services, Inc. The network acquired in the Splitrock transaction is capable of transmitting integrated next-generation data, video and voice services, reaching 800 cities and 90 percent of the U.S. population. In the next 12 months, McLeodUSA will distribute 30 million directories in 26 states, serving a population of 52 million. McLeodUSA Incorporated is a Nasdaq-100 company traded as MCLD. The Company's web site is available at www.mcleodusa.com.
                                                        -----------------

Some of the statements contained in this press release discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect the predictions of McLeodUSA. Actual events or results may differ substantially. Important factors that could cause actual events or results of McLeodUSA to be materially different from the forward-looking statements include availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the industry, changes in the competitive climate in which McLeodUSA operates and the emergence of future opportunities. These and other applicable risks are summarized under the caption "Risk Factors" in the McLeodUSA Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is filed with the Securities and Exchange Commission.

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